Exhibit 99.1
FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2022 AND 2021
(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)	Notes	As at December 31, 2022	As at March 31, 2022
		$	$
ASSETS
CURRENT
Cash and cash equivalents		6,718,236	1,998,665
Restricted cash	4	471,512	776,551
Accounts receivable	5	814,095	1,053,077
Other assets	6	1,199,975	614,023
TOTAL CURRENT ASSETS		9,203,818	4,442,316
NON-CURRENT
Property, plant and equipment	7	2,836,731	4,462,175
Intangible assets	8	374,798	483,354
Investment	9	136,367	—
Right-of-use assets	10	22,075,708	27,285,334
Other non-current assets	6	738,119	675,022
TOTAL NON-CURRENT ASSETS		26,161,723	32,905,885
TOTAL ASSETS		35,365,541	37,348,201
LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	11	2,979,370	4,048,880
Due to related party	25	249,856	—
Deferred revenue		536,630	278,717
Current portion of lease obligations	10	2,859,924	2,306,823
TOTAL CURRENT LIABILITIES		6,625,780	6,634,420
NON-CURRENT
Loan payable		—	31,163
Lease obligations	10	26,606,194	26,714,233
TOTAL NON-CURRENT LIABILITIES		26,606,194	26,745,396
TOTAL LIABILITIES		33,231,974	33,379,816
EQUITY
Share capital	12	44,396,395	—
Share-based payment reserve		7,409,946	—
Net investment		—	3,284,738
Accumulated other comprehensive income (loss)		(898,090)	683,647
Retained Deficit		(48,774,684)	—
TOTAL EQUITY		2,133,567	3,968,385
TOTAL LIABILITIES AND EQUITY		35,365,541	37,348,201
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.
See Going concern disclosure (Note 2).
Approved on behalf of the Board of Directors:
/s/ Ronan Levy	/s/ Keith Merker
Director	Director

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)	Notes	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
		$	$	$	$
REVENUE
Patient services revenue		1,620,615	1,360,811	5,285,723	3,136,027
Total revenue		1,620,615	1,360,811	5,285,723	3,136,027
OPERATING EXPENSES
General and administration	15	3,224,433	4,509,873	14,853,330	16,966,006
Occupancy costs	16	382,177	448,077	1,003,727	1,361,187
Sales and marketing	17	499,576	1,079,084	1,703,862	3,458,645
Research and development	18	83,803	75,492	264,163	321,038
Depreciation and amortization	19	1,136,464	1,014,018	3,219,926	2,478,213
Patient services	20	2,857,192	2,546,763	8,370,573	6,458,901
Impairment of right-of-use assets and property, plant and equipment		—	—	5,887,401	—
Total operating expenses		8,183,645	9,673,307	35,302,982	31,043,990
OTHER INCOME (EXPENSES)
Interest income		84,460	6,891	101,928	20,962
Interest expense		(413,267)	(320,944)	(1,226,729)	(724,053)
Other income (expense)	21	(39,134)	(212,564)	1,566,384	(97,398)
Net loss before and after income taxes		(6,930,971)	(8,839,113)	(29,575,676)	(28,708,452)
Exchange gain (loss) from translation of foreign subsidiaries		19,557	118,092	(1,581,737)	(230,240)
COMPREHENSIVE LOSS		(6,911,414)	(8,721,021)	(31,157,413)	(28,938,692)
NET LOSS PER SHARE
Basic and diluted	14	(0.08)	(0.18)	(0.42)	(0.58)
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.
See Going concern disclosure (Note 2).

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Share Capital		Share-based Payment Reserve	Net Investment	Accumulated Other Comprehensive Income (Loss)	Deficit	Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2022		—	—	—	3,284,738	683,647	—	3,968,385
Net loss		—	—	—	(12,056,807)	—	(17,518,869)	(29,575,676)
Exchange loss from translation of foreign subsidiaries		—	—	—	—	(1,581,737)	—	(1,581,737)
Comprehensive loss		—	—	—	(12,056,807)	(1,581,737)	(17,518,869)	(31,157,413)
Contribution from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.)		—	—	—	8,232,666	—	—	8,232,666
Share-based payments		—	—	—	606,569	—	—	606,569
Capital reorganization	12	50,055,011	25,027,506	—	(67,166)	—	(25,535,174)	(574,834)
Transfer of reserves in connection with the Arrangement	12	—	—	5,720,641	—	—	(5,720,641)	—
Additional share issuance in connection with the Arrangement	12	39,759,220	19,879,610	—	—	—	—	19,879,610
Share issuance cost	12	—	(577,485)	—	—	—	—	(577,485)
Share-based payments		—	—	1,691,721	—	—	—	1,691,721
Share issuance	12	87,226	43,613	—	—	—	—	43,613
Stock options exercised	12, 13	222,112	23,151	(2,416)	—	—	—	20,735
Balance, December 31, 2022		90,123,569	44,396,395	7,409,946	—	(898,090)	(48,774,684)	2,133,567
		Share Capital		Share-based Payments Reserve	Net Investment	Accumulated Other Comprehensive Income (Loss)	Deficit	Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2021		—	—	—	3,644,245	327,302	—	3,971,547
Net loss		—	—	—	(28,708,452)	—	—	(28,708,452)
Exchange loss from translation of foreign subsidiaries		—	—	—	—	(230,240)	—	(230,240)
Comprehensive loss		—	—	—	(28,708,452)	(230,240)	—	(28,938,692)
Contribution from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) and Field Trip Psychedelics Inc.		—	—	—	24,879,651	—	—	24,879,651
Share-based payments	13	—	—	—	4,173,614	—	—	4,173,614
Balance, December 31, 2021		—	—	—	3,989,058	97,062	—	4,086,120
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.
See Going concern disclosure (Note 2).

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)	Notes	For the Nine Months Ended December 31, 2022	For the Nine Months Ended December 31, 2021
		$	$
OPERATING ACTIVITIES
Net loss		(29,575,676)	(28,708,452)
Items not involving cash:
Depreciation and amortization	19	3,219,926	2,478,213
Share-based payments	13	2,341,720	4,511,114
Unrealized foreign exchange gain		—	(99,298)
Government assistance	21	7,193	(12,103)
Impairment of right-of-use assets and property, plant and equipment		5,887,401	—
Interest income		(101,928)	(20,962)
Interest expense		1,226,729	724,053
Expenses paid by Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) on behalf of Field Trip Health & Wellness Ltd.		1,999,559	8,350,269
Net change in non-cash working capital	22	(1,721,531)	2,053,576
		(16,716,608)	(10,723,590)
Interest received		71,347	3,256
Payment of interest of lease obligations	10	(1,225,096)	(720,602)
CASH RELATED TO OPERATING ACTIVITIES		(17,870,357)	(11,440,936)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(231,841)	(2,399,276)
Development of intangible assets		(14,265)	(217,091)
Purchase of investment	9	(136,367)	—
Refundable security deposit paid for right-of-use assets		—	(422,353)
CASH RELATED TO INVESTING ACTIVITIES		(382,473)	(3,038,720)
FINANCING ACTIVITIES
Proceeds on issuance of common shares		19,879,610	—
Proceeds from exercise of stock options		20,735	—
Share issuance costs		(577,485)	—
Repayment of principal of lease obligations	10	(1,688,126)	(657,407)
Investment from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.)		6,227,452	16,529,382
Advance from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.)		3,583,878	—
Advance repaid to Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.)	25	(3,300,373)	—
Loan received		—	20,000
CASH RELATED TO FINANCING ACTIVITIES		24,145,691	15,891,975
Net change in cash during the period		5,892,861	1,412,319
Effect of exchange rate on changes in cash		(1,478,329)	(176,742)
Cash, beginning of the period		2,775,216	1,892,185
CASH, END OF THE PERIOD		7,189,748	3,127,762
Represented by:
Cash and cash equivalents		6,718,236	2,482,904
Restricted cash		471,512	644,858
CASH, END OF THE PERIOD		7,189,748	3,127,762
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.
See Going concern disclosure (Note 2).

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
1.   NATURE OF OPERATIONS
Field Trip Health & Wellness Ltd. (“Field Trip H&W” or the “Company”) is building an ecosystem to support the delivery of and access to psychedelic therapies. Field Trip H&W currently takes an integrated approach, combining optimized therapeutic protocols and digital tools to achieve Field Trip H&W’s goal of successfully commercializing novel psychedelic therapeutics and therapies.
Field Trip H&W’s Health division operates clinics offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and psilocybin-assisted therapies in the Netherlands. The Company also offers a general psychotherapy program.
Field Trip H&W’s Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
In support of the clinics, Field Trip H&W Digital division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.
The Company also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi. Pursuant to a research agreement with UWI, the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
The Company was incorporated pursuant to the Canada Business Corporations Act (the “CBCA”) on April 28, 2022. Prior to the Arrangement (as defined below), the Company did not have an active business. The Company was created as part of a reorganization of Reunion Neuroscience Inc. (“Reunion”), formerly known as Field Trip Health Ltd. (“FTHL”), which resulted in the Company’s acquisition of the clinic and support operations from Reunion. The reorganization was completed on August 11, 2022 pursuant to a plan of arrangement under Section 192 of the CBCA (the “Arrangement”) and the terms of the amended and restated arrangement agreement dated May 18, 2022 between Reunion and the Company.
The Company’s head and registered office and its principal place of business are located at 30 Duncan Street, Suite 401, Toronto, Ontario, M5V 2C3.
The Company’s issued and outstanding common shares are listed and posted for trading on the TSXV under the trading symbol “FTHW”.
The Arrangement
Pursuant to the terms of the Arrangement, each FTHL share was exchanged for one common share of Reunion and 0.85983356 Field Trip H&W common shares. As part of the Arrangement: (i) all outstanding common share purchase warrants of Reunion were deemed to be simultaneously amended to entitle each holder of thereof to receive, upon due exercise, one (1) Reunion share and 0.85983356 of a Field Trip H&W common share; and (ii) each outstanding option to purchase common shares of Reunion was exchanged for one (1) replacement option to purchase a Reunion share and 0.85983356 of an option to purchase common shares. The exercise price of the options so exchanged were apportioned between the replacement options to purchase a Reunion share and the Company options to purchase common shares, after giving effect to a 5:1 consolidation of Reunion shares.
Concurrent Financing
Concurrent with the Arrangement, the Company completed a non-brokered private placement of common shares (the “Share Offering”) and a brokered private placement offering of subscription receipts (the

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
“Subscription Receipt Offering”, and together with the Share Offering, the “Concurrent Financing”). All Field Trip H&W securities issued in the Concurrent Financing were issued at a price per security of $0.50 (the “Offering Price”).
Under the Share Offering, the Company issued a total of 35,559,220 common shares at the Offering Price, for aggregate gross proceeds of $17,779,610. The subscribers in the Share Offering consisted of Reunion, who subscribed for 19,615,000 common shares, representing approximately 21.8% of the common shares issued and outstanding immediately following completion of the Arrangement, and Oasis Investments II Master Fund  Ltd. (“Oasis”), who subscribed for 15,944,220 common shares, representing, together with its other holdings in the Company as a result of the Arrangement, approximately 19.9% of the common shares issued. Total issuance costs of $577,485 were incurred as a result of the above arrangements.
Under the Subscription Receipt Offering, the Company issued a total of 4,200,000 subscription receipts (the “Pre-Arrangement Subscription Receipts”) at the Offering Price, for aggregate gross proceeds of $2,100,000.
Immediately prior to closing the Arrangement, each Pre-Arrangement Subscription Receipt was automatically exchanged for one common share pursuant to the terms and conditions of the Pre-Arrangement Subscription Receipts and the subscription receipt agreement governing the Pre-Arrangement Subscription Receipts, including that all conditions precedent to the Arrangement were satisfied or waived.
2.   BASIS OF PREPARATION
Basis of Presentation
Post-Arrangement
These unaudited interim consolidated financial statements (“Interim Financial Statements”) refer to the interim consolidated financial statements of the Company, reflecting the Arrangement, and include the accounts of the Company and its subsidiaries with intercompany transactions and balances eliminated. The following diagram describes the post-Arrangement subsidiaries of the Company, their place of incorporation, continuance, formation or organization. All subsidiaries are wholly owned.
Pre-Arrangement
Prior to the Arrangement, the Company was not operating as a stand-alone entity and as a result, the financial information for periods prior to August 11, 2022 are presented on a combined carve-out basis that

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
includes the wholly owned United States, Canadian, Jamaican and Netherlands subsidiaries of FTHL (referred to as the “Group”, prior to the distribution of its clinic operations to its shareholder), adjusted to remove balances and transactions related to research and development that did not form part of Field Trip H&W.
The legal entities included in the Group are as follows:
Clinic Entities	Partially Included Entities	Excluded Entities
Field Trip Health Holdings Inc.	Field Trip Psychedelics Inc.	Field Trip Discovery Inc.
Field Trip Health Canada Inc.		Field Trip Discovery USA Inc.
Field Trip Health USA Inc.		Field Trip Discovery Australia Pty Ltd.
Field Trip Health B.V.
Field Trip Digital Canada Inc.
Field Trip Digital USA Inc.
Field Trip Digital LLC
Field Trip Natural Products Limited
Field Trip Training USA Inc.
Field Trip Therapy Inc. (formerly Field Trip At Home Inc.)
As the periods prior to August 11, 2022 represent a portion of the business of FTHL that was not organized in a single legal entity, the net assets of the Company have been reflected as the Group’s net investment.
All intercompany balances and transactions within the Company have been eliminated. These Interim Financial Statements include the assets, liabilities, revenues, and costs that are directly associated with the business activities of the Company. The financial information prior to August 11, 2022 also includes an allocation of balances and transactions relating to both corporate office activities performed on behalf of the Company by FTHL. Net loss related to pre-arrangement and post-arrangement periods through December 31, 2022 can be found in the unaudited interim consolidated statements of changes in equity of the Company.
Management believes the assumptions and the allocations in the Interim Financial Statements for the periods prior to August 11, 2022 are reasonable. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the Interim Financial Statements had the Company operated independently of the Group. Accordingly, these Interim Financial Statements may not be indicative of what the consolidated results of operations, consolidated financial position, or consolidated cash flows would have been had the Company been a stand-alone entity.
The term “Company” is used throughout the Interim Financial Statements and applies to either the entity pre-Offering or post-Offering.
Going Concern
As at December 31, 2022, Field Trip H&W has not yet achieved profitable operations, has a deficit of $48,774,684 since its inception and negative operating cash flows for the 9 months period December 31, 2022 of $17,870,357, and expects to incur further losses in the development of its business, all of which creates a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
profitable operations and/or to obtain the necessary financing to conduct its planned business, meet its on-going levels of corporate overhead and discharge its liabilities as they come due. Current unfavourable capital market conditions have presented a challenge for the Company in seeking alternative sources of financing Furthermore, following the announcement by the US government of its intention to end the Public Health Emergency related to the COVID-19 Pandemic (the “PHE”), the Company is re-evaluating its Freedom by Field Trip (“Freedom”) program. The Freedom program relies on an exception to the Ryan Haight Act that permitted prescribing of controlled substances such as ketamine by telemedicine during the PHE. With the end of the PHE occurring in the first half of 2023, the Company is evaluating its strategy around the Freedom program and, as a result, has stopped enrolling new clients in the program. The Company initially anticipated revenues and operating cash inflows to ramp with the launch of the Freedom program.
On July 25, 2022, Field Trip H&W secured a revolving promissory note (the “Founder Promissory Note”) for up to $2,500,000 to be funded severally from the five founders of FTHL, or companies owned or controlled by them, to provide working capital for the Company. The Founder Promissory Note bears no interest. The Founder Promissory Note may be drawn down subject to certain conditions being satisfied. There is significant uncertainty as to whether the requisite conditions will be met to enable the Company to draw down all or a portion of the Founder Promissory Note.
Existing funds on hand, when combined with operational cash flow and any drawdown of the Founder Promissory Note, would not be sufficient to fund the Company’s lease obligations. Additionally, the ability to fund operations, capital expenditures and other commitments may be at risk due to cash payments towards these lease obligations. In addition to seeking alternate sources of financing, which could include the issuance of new public or private equity or debt instruments, or entering into strategic partnerships, the Company has engaged a third party consultant to perform a review of operations and investigate alternate courses of actions including, but not limited to, further cost reductions, restructuring, the potential sublease or closure of clinic locations and settlement of lease obligations (the “Strategic Review”). The Board appointed a special committee of independent directors to oversee the Strategic Review. The Company has not established a definitive timeline to complete the Strategic Review and no decisions related to any strategic alternatives have been reached at this time. Readers are cautioned that there is no assurance the Strategic Review will result in any guaranteed improvements to cash flow, strategic or financial transactions.
These Interim Financial Statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these Interim Financial Statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in these Interim Financial Statements.
Statement of Compliance
The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee. Accordingly, certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.
These Interim Financial Statements should be read in conjunction with the most recent audited annual combined carve-out financial statements of the Company, including the notes thereto, as at and for the fiscal years ended March 31, 2022 and 2021.
These Interim Financial Statements were approved for issue by the Board of Directors on February 27, 2023.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
3.    SIGNIFICANT ACCOUNTING POLICIES
The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s annual combined carve-out financial statements, have been applied consistently to all periods presented in these Interim Financial Statements. The accounting policies have been applied consistently by all subsidiaries and professional medical corporations.
Share-based Payments
Following the Arrangement, each original FTHL option was exchanged for one (1) Reunion replacement option and 0.85983356 of a Field Trip H&W option, with each Reunion replacement option and each whole Field Trip H&W option (i) entitling the holder thereof to acquire one (1) Reunion share and one (1) Field Trip H&W common share, respectively, and (ii) having an exercise price (rounded up to the nearest cent) determined in accordance with the Arrangement.
Stock Option Cancellations
As part of the Arrangement, option holders who are not engaged in Field Trip H&W are no longer eligible participants under the Field Trip H&W equity compensation plan. As such, these participants’ unvested Field Trip H&W options were cancelled immediately upon closing of the Arrangement. The vested Field Trip H&W options shall remain available for exercise for a period of 12 months following the earlier of: (i) the date of the Arrangement, or (ii) the term of the original FTHL option. Participants who are not engaged in Reunion will have their options treated likewise.
The cancellation of options was accounted for as an acceleration of vesting, and the amount that otherwise would have been recognized for services received for employment over the remainder of the vesting period was recognized immediately as an expense.
As a result, the Company recognized the accelerated vesting of Field Trip H&W options for its participants and for those who are not involved in either Reunion or Field Trip H&W.
Use of Estimates and Judgments
The preparation of Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these Interim Financial Statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Note 3 to the Company’s combined carve-out financial statements for the fiscal years ended March 31, 2022 and 2021. There have been no significant changes in estimates and judgments in the three months ended December 31, 2022, except for the below-mentioned item.
Impairment
Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. As it pertains to the Company’s right-of-use (“ROU”) assets, the value in use calculation is based on a discounted cash flow (“DCF”) model that is derived from the estimated sublease cash flows forecast for the duration of the lease arrangement. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future sublease cash-inflows. The key assumptions used to determine the value in use amount for the ROU assets are disclosed and further explained in Note 10.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
4.    RESTRICTED CASH
As at December 31, 2022, the Company had $471,512 of restricted cash held at the clinic entities which, under the terms of the Management Services Agreement, must be used to pay the clinic entities’ personnel and expenses before satisfying prior and current management fees (March 31, 2022 — $776,551).
5.    ACCOUNTS RECEIVABLE
	As at December 31, 2022	As at March 31, 2022
	$	$
Trade receivables	568,519	463,765
Sales tax receivable	241,593	552,508
Other receivables	3,983	36,804
	814,095	1,053,077
Trade receivables relate to amounts receivable from patients for treatments completed at the clinics and are shown net of an allowance for doubtful accounts of $141,289 as at December 31, 2022 (March 31, 2022 — $60,295).
As at August 10, 2022, the Company accrued an amount of $574,834 related to HST receivable to the Canada Revenue Agency (“CRA”) on transfer pricing transactions with Reunion. Subsequent to the close of the Arrangement, Reunion filed an election which was accepted by the CRA to treat certain taxable supplies as having been made for nil consideration for HST purposes. As a result, the Company reversed the related receivable and provision in the third quarter.
6.    OTHER ASSETS
	As at December 31, 2022	As at March 31, 2022
	$	$
Prepaid expenses	1,217,430	610,191
Lease security deposits	720,664	678,854
	1,956,122	1,289,045
Less current portion	(1,199,975)	(614,023)
Non-current balance	738,119	675,022

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
7.    PROPERTY, PLANT AND EQUIPMENT
Cost	Leasehold Improvements	Furniture & Fixtures	Computer Equipment	Medical & Laboratory Equipment	Construction in Progress	Total
	$	$	$	$	$	$
Balance, April 1, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764
Additions	—	—	37,567	—	10,114	47,681
Impairment charge	—	—	—	—	(997,524)	(997,524)
Foreign currency translation adjustment	149,148	38,086	52,186	32,979	24,770	297,169
Balance, December 31, 2022	2,801,438	665,286	1,053,554	449,812	—	4,970,090
Accumulated depreciation
Balance, April 1, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Depreciation expense	(490,419)	(83,727)	(232,666)	(56,161)	—	(862,973)
Impairment charge	(10,157)	(10,772)	(11,767)	—	—	(32,696)
Foreign currency translation adjustment	(49,844)	(10,285)	(7,815)	(9,157)	—	(77,101)
Balance, December 31, 2022	(1,175,436)	(239,643)	(560,241)	(158,039)	—	(2,133,359)
Net book value as at
December 31, 2022	1,626,002	425,643	493,313	291,773	—	2,836,731
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
On April 28, 2022, the Company announced its decision to defer the opening of new clinics to a future date. As construction will not continue, the benefits will not be realized and an amount of $997,524 was written off from construction in progress during the quarter ended June 30, 2022 (March 31, 2022 — nil). Furthermore, the Company subsequently decided to sublease four locations as it no longer plans to open clinics on those locations. As the clinics will not be opened, the leasehold improvements, furniture and fixtures and computer equipment related to these locations of $32,696 was written off during the quarter ended September 30, 2022 (March 31, 2022 — nil).
The impairment assessment was based on the assumption that future tenants may require modifications to the site that are different from constructions and other assets in the sites. Therefore, it would be unlikely for the Company to derive any future benefits from these assets. Hence the full value of the construction in progress, leasehold improvements, furniture and fixtures and computer equipment associated with the affected locations was written off.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
8.   INTANGIBLE ASSETS
Cost	Field Trip Health Website	Field Trip Health Portal	Trip App	Total
	$	$	$	$
Balance, April 1, 2022	182,905	251,263	278,282	712,450
Additions	—	—	14,265	14,265
Balance, December 31, 2022	182,905	251,263	292,547	726,715
Accumulated amortization
Balance, April 1, 2022	(88,599)	(70,599)	(69,898)	(229,096)
Amortization expense	(29,816)	(43,330)	(49,675)	(122,821)
Balance, December 31, 2022	(118,415)	(113,929)	(119,573)	(351,917)
Net book value as at
December 31, 2022	64,490	137,334	172,974	374,798
March 31, 2022	94,306	180,664	208,384	483,354
9.    INVESTMENT
Enthea Benefits PBC
On December 5, 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) arrangement with Enthea Benefits PBS (“Enthea”), by investing $136,367 (US$ 100,000).
The investment will automatically convert into shares of SAFE preferred stock in the event of an Equity Financing before termination of the SAFE. An Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which Enthea issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. The number of converted preferred stock is calculated by dividing the principal of US$100,000 with the conversion price which is the lower of (i) the price per share in the Equity Financing multiplied by a discount rate of 85%; or (ii) the post money valuation cap divided by the company capitalization.
The SAFE will automatically terminate immediately following the earliest of: (i) the issuance of capital stock to the Company pursuant to the automatic conversion of the SAFE; or (ii) the payment, or setting aside for payment, of amounts due the Company pursuant to a liquidity event, (a change of control, a direct listing or an initial public offering), or, a dissolution event (a voluntary termination of operations, general assignment for the benefit of the Company’s creditors or any other voluntary or involuntary liquidation, dissolution or winding up of the Company).
The Company’s investment in Enthea represents a 1% ownership interest on a fully diluted basis at a post-money valuation cap of US$ 10 million.
10.    LEASES
The Company leases real property for its Toronto office, clinical locations in North America and the Netherlands and its research facility in Jamaica. ROU assets consist of the following:

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Cost	Total
$
Balance, April 1, 2022	30,960,968
Foreign currency translation adjustment	2,269,242
Balance, December 31, 2022	33,230,210
Accumulated depreciation
Balance, April 1, 2022	(3,675,634)
Depreciation expense	(2,234,132)
Impairment	(4,857,181)
Foreign currency translation adjustment	(387,555)
Balance, December 31, 2022	(11,154,502)
Net book value as at
December 31, 2022	22,075,708
March 31, 2022	27,285,334
In April 2022, the Company decided to defer the opening of clinics in four locations in the North American segment and, subsequently, in September 2022, the decision was made to sublease the four locations instead. The Company determined this change to the use and function of the lease space, coupled with the current unfavourable market conditions for expected sublease revenue, to be an indicator of impairment. As a result, the Company performed a quantitative impairment assessment of ROU assets based on the recoverable using a value in use methodology. The value in use of $2,665,217 was calculated based on the present value of the sublease cash flows expected from the leases over their lease terms, using a discount rate of 23%. The assessment was carried out at the respective ROU asset level since each ROU asset generates independent cash flows.
Lease obligations consist of the following:
Total
$
As at April 1, 2022	29,021,056
Payments during the period	(2,913,222)
Interest expense during the period	1,225,096
Foreign currency translation adjustment	2,133,188
29,466,118
Less amounts due within one year	2,859,924
Long-term balance	26,606,194
The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at December 31, 2022:

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Total
$
Less than 1 year	4,415,877
1 to 2 years	4,474,280
2 to 3 years	4,632,481
3 to 4 years	4,572,240
4 to 5 years	4,193,197
Beyond 5 years	14,873,652
37,161,727
The Company’s future cash outflows may change due to variable lease payments, renewal options and termination options.
The Company is committed for estimated additional variable (non-lease) rent payment obligations as follows:
	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	$	$	$	$	$	$	$
Additional rent payments	876,035	782,636	784,283	726,602	608,711	2,419,014	6,197,281
These additional (non-lease) rent payments are variable and, therefore, have not been included in the ROU assets or lease obligations.
Financial Guarantees
Reunion (a related party) has provided a guarantee of payment for amounts associated with nine of the Company’s eighteen leases in the event of non-payment by the Company.
The future lease payments for these non-cancellable lease contracts are detailed as per below:
	< 1 year	1 to 5 years	More than 5 years	Total
	$	$	$	$
Future lease payments	2,671,542	10,563,981	8,190,426	21,425,949
During the quarter, the Company and Reunion began negotiations with certain landlords to settle the lease obligations associated with vacant space. Subsequent to the quarter, the Company entered into a lease termination agreement to end its Dallas lease (see Note 26 Subsequent Events for details).
11.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	As at December 31, 2022	As at March 31, 2022
	$	$
Trade payables	386,792	593,849
Accrued liabilities	2,592,578	3,455,031
	2,979,370	4,048,880
As at December 31, 2022, the Company accrued an amount of $1,464,437 related to personnel costs (March 31, 2022 — $1,967,823) included in accounts payable and accrued liabilities.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
12.    SHARE CAPITAL
Share Capital Issued and Fully Paid Up as at December 31, 2022
Class of Shares	Number of Shares Issued	Amount
		$
Common shares	90,123,569	44,396,395

(i)
As part of the Arrangement, each FTHL Class A share was exchanged for one (1) Reunion share and 0.85983356 of a Field Trip H&W common share, and the FTHL Class A common shares were cancelled. 50,055,011 Field Trip H&W common shares were therefore distributed to FTHL shareholders on the date of the Arrangement.

(ii)
The amount of Reunion’s net investment in the Company at the effective date was reclassified to share capital and deficit. The Company’s share capital amount was deducted from Reunion’s net investment and $25,535,174 was recognized as deficit.

(iii)
The Company also issued 39,759,220 new shares for gross proceeds of $19,879,610 from the private placement and incurred transaction costs of $577,485 as part of the Arrangement.

(iv)
On September 27, 2022 and December 15, 2022, Field Trip H&W issued two quarterly instalments related to Jamaica Facility shares under the SPA (See Note 13 for details), being a total of 87,226 shares.

(v)
During the nine months ended December 31, 2022, 222,112 options were exercised for gross proceeds of $20,735.

Share Capital Reserved for Issuance
Class of Shares	As at December 31, 2022
Common share stock options	4,563,331
Compensation warrants	889,811
Jamaica Facility shares	261,679
5,714,821
889,811 shares have been reserved for issuance regarding compensation warrants issued by FTHL. These have a weighted average exercise price of $4.70 per share issued and a weighted average remaining life of 0.18 years.
13.    SHARE-BASED PAYMENTS
Under the Stock Option Plan, Field Trip H&W may grant options to purchase common shares to officers, directors, employees or consultants of the Company or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding 10 years from the date of grant. In general, options have vested either immediately upon grant or over a period of four to 10 years.
As part of the Arrangement, option holders who are not engaged in Field Trip H&W will no longer be eligible participants under the Field Trip H&W equity compensation plan. As such, these participants’ unvested Reunion options were cancelled immediately upon closing of the Arrangement (see Note 3 for details).
As at December 31, 2022, the number of common shares available for issuance under the Stock Option Plan was 4,449,026.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
The following is a schedule of the Field Trip H&W and FTHL options outstanding as at December 31, 2022 and March 31, 2022:
December 31, 2022
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2022	4,654,045	0.50 – 8.25	3.39
Stock Option Plan – Granted	618,000	1.08 – 1.33	1.14
Stock Option Plan – Forfeited	(549,106)	0.50 – 7.74	4.33
Stock Option Plan – Exercised	(26,479)	0.50	0.50
Balance, August 10, 2022	4,696,460	0.50 – 8.25	3.00
Balance, August 10, 2022 following the exchange of Field Trip options to Field Trip H&W options	4,038,086	0.09 – 1.46	0.53
Field Trip H&W options granted to Reunion participants as part of the Arrangement	544,010	0.09 – 1.46	0.52
Field Trip H&W Stock Option Plan – Cancelled following the Arrangement	(258,430)	0.09 – 1.00	0.38
Balance, August 11, 2022	4,323,666	0.09 – 1.46	0.54
Field Trip H&W options after the Arrangement
Stock Option Plan – Granted	969,311	0.08 – 1.46	0.25
Stock Option Plan – Forfeited	(507,534)	0.09 – 1.24	0.57
Stock Option Plan – Exercised	(222,112)	0.09 – 0.35	0.09
Balance, December 31, 2022	4,563,331	0.08 – 1.46	0.50
March 31, 2022
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2021	4,388,303	0.50 – 8.25	2.35
Stock Option Plan – Granted	1,426,286	1.65 – 7.74	6.07
Stock Option Plan – Forfeited	(738,378)	0.50 – 8.00	3.92
Stock Option Plan – Exercised	(422,166)	0.50 – 2.68	0.70
Balance, March 31, 2022	4,654,045	0.50 – 8.25	3.39

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Weighted average of option model inputs and fair value for FTHL and Field Trip H&W options granted during the three months ended December 31, 2022 and 2021 were as follows:
December 31, 2022
After Arrangement
Field Trip H&W Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life (years)	Volatility Factor	Fair Value per Option
#	$	$	%		%	$
969,311	0.25	0.25	3.14	10	140	0.23
Before Arrangement
Field Trip Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life (years)	Volatility Factor	Fair Value per Option
#	$	$	%		%	$
618,000	1.14	1.14	2.86	9	100	0.88
December 31, 2021
Field Trip Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life (years)	Volatility Factor	Fair Value per Option
#	$	$	%		%	$
1,364,786	6.26	6.26	1.4	9	103	5.33
The following table summarizes the outstanding and exercisable FTHL and Field Trip H&W options as at December 31, 2022 and March 31, 2022:
December 31, 2022
Exercise Price Range	Field Trip H&W Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.08 – 0.14	1,710,808	6.9	0.10	901,354	0.09
0.19 – 0.29	464,792	9.4	0.20	—	—
0.34 – 0.54	888,463	8.5	0.36	266,068	0.36
0.72 – 0.91	363,605	7.6	0.82	197,013	0.82
1.00 – 1.24	720,825	7.7	1.11	334,969	1.10
1.37 – 1.46	414,838	7.3	1.43	225,423	1.43
0.08 – 1.46	4,563,331	6.8	0.50	1,924,827	0.54

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
March 31, 2022
Exercise Price Range	Field Trip Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	1,739,617	8.0	0.50	778,632	0.50
1.65 – 2.35	680,896	8.5	2.00	235,024	2.00
2.55 – 3.83	50,000	9.2	2.87	8,332	2.68
3.83 – 5.75	1,016,747	9.0	5.13	232,172	4.92
5.75 – 8.25	1,166,785	9.2	6.99	115,729	7.98
0.50 – 8.25	4,654,045	8.6	3.39	1,369,889	2.15
Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between FTHL and Darwin Inc. (“Darwin”) executed on June 3, 2020, FTHL is committed to issue 1,200,000 fully paid-up FTHL common shares to Darwin (the “Jamaica Facility Shares”). Darwin will manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility and manage government relations. On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W for the remainder of the agreement, adjusted to reflect the Arrangement by dividing the number of shares by 0.859833560 (see Note 1, Nature of Operations — The Arrangement). As of the date of the Arrangement, Field Trip H&W has 348,905 adjusted Jamaica Facility Shares still outstanding to be issued.
The 348,905 Field Trip H&W common shares will be issued on a prorated basis quarterly, commencing on the first calendar quarter of the date of the Arrangement and ending in June 2024. Field Trip H&W issued two quarterly instalments, being a total of 87,226 shares. As at December 31, 2022, Field Trip H&W has 261,679 adjusted Jamaica Facility Shares still outstanding to be issued.
Summary of Stock-based Compensation
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Stock Option Plan	(50,796)	1,562,634	2,297,180	4,388,477
Jamaica Facility Shares	21,807	—	44,540	122,637
Stock-based compensation expense	(28,989)	1,562,634	2,341,720	4,511,114
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
General and administration	(87,200)	1,409,428	1,920,006	3,870,267
Patient services expense	29,641	126,709	287,280	391,695
Research and development	23,032	1,080	84,440	118,030
Sales and marketing	5,538	25,417	49,994	131,122
Stock-based compensation expense	(28,989)	1,562,634	2,341,720	4,511,114

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
14.   NET LOSS PER SHARE
For the three and nine months ended December 31, 2022 and December 31, 2021, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.
Instruments that could potentially dilute basic loss per share include common share stock options, compensation warrants and shares related to Jamaica Facility Shares (Note 13).
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
Loss attributable to common shares ($)	(6,930,971)	(8,839,113)	(29,575,676)	(28,708,452)
Weighted average number of shares outstanding – basic and diluted (#)*	90,011,840	49,739,844	70,706,068	49,566,582
Loss per common share, basic and diluted ($)	(0.08)	(0.18)	(0.42)	(0.58)

*
For comparative purposes, the weighted average number of common shares for the three and nine months ended December 31, 2021 are presented on a pro-forma basis to reflect the capital reorganization that occurred under the Arrangement.

15.   GENERAL AND ADMINISTRATION
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Personnel costs and related services	2,670,260	1,810,207	11,263,079	9,717,315
Share-based payments (Note 13)	(87,200)	1,409,428	1,920,006	3,870,267
Travel and entertainment	220,165	540,741	548,206	1,347,099
IT and technology	247,289	525,987	903,998	1,493,945
Office and general	173,919	223,510	218,041	537,380
	3,224,433	4,509,873	14,853,330	16,966,006
16.   OCCUPANCY COSTS
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Operating rent	145,554	130,453	578,051	243,626
Taxes, maintenance and insurance	8,685	47,132	24,219	114,720
Minor furniture and fixtures	153,424	188,106	186,609	834,086
Utilities and services	74,514	82,386	214,848	168,755
	382,177	448,077	1,003,727	1,361,187

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
17.   SALES AND MARKETING
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Brand and public relations	72,358	364,438	420,079	1,128,093
Conference fees	9,912	43,729	29,788	95,881
Personnel costs	97,992	132,508	264,001	441,101
Share-based payments (Note 13)	5,538	25,417	49,994	131,122
External marketing services	91,408	383,775	493,909	1,482,570
Other marketing	222,368	129,217	446,091	179,878
	499,576	1,079,084	1,703,862	3,458,645
18.    RESEARCH AND DEVELOPMENT
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
External services	1,949	—	10,885	—
Personnel costs	54,399	37,817	150,375	138,408
Share-based payments (Note 13)	23,032	1,080	84,440	118,030
Supplies and services	4,423	36,595	18,463	64,600
	83,803	75,492	264,163	321,038
19.   DEPRECIATION AND AMORTIZATION
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Property, plant and equipment (Note 7)	252,827	227,922	862,973	562,295
Right-of-use assets (Note 10)	833,912	741,273	2,234,132	1,795,414
Intangible assets (Note 8)	49,725	44,823	122,821	120,504
	1,136,464	1,014,018	3,219,926	2,478,213

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
20.   PATIENT SERVICES EXPENSE
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Personnel costs	2,745,140	2,216,799	7,749,693	5,680,591
Share-based payments (Note 13)	29,641	126,709	287,280	391,695
Supplies and services	41,542	173,255	166,048	317,472
Payment provider fees	40,869	30,000	167,552	69,143
	2,857,192	2,546,763	8,370,573	6,458,901
21.   OTHER INCOME (EXPENSE)
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Foreign exchange gain (loss)	(45,440)	(212,564)	1,547,643	(109,501)
Rental income	13,499	—	25,934	—
Government assistance	(7,193)	—	(7,193)	12,103
	(39,134)	(212,564)	1,566,384	(97,398)
22.   NET CHANGE IN NON-CASH WORKING CAPITAL
	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$
Accounts receivable	(658,407)	(270,594)
Other current assets	(565,978)	(51,400)
Other non-current assets	(6,145)	44,630
Accounts payable and accrued liabilities	(751,541)	2,179,585
Due to related party	(37,690)	—
Deferred revenue	298,229	151,355
Net change in non-cash working capital	(1,721,532)	2,053,576
23.   SEGMENT REPORTING
Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Geographic Information	North America	Jamaica	The Netherlands	Total
	$	$	$	$
Three months ended December 31, 2022
Revenue	1,518,500	—	102,115	1,620,615
Net loss	(6,047,066)	(73,405)	(810,500)	(6,930,971)
Three months ended December 31, 2021
Revenue	1,290,599	—	70,212	1,360,811
Net loss	(7,568,679)	(393,858)	(876,576)	(8,839,113)
Nine months ended December 31, 2022
Revenue	4,924,132	—	361,591	5,285,723
Net loss	(27,874,364)	(239,244)	(1,462,068)	(29,575,676)
Nine months ended December 31, 2021
Revenue	3,026,853	—	109,174	3,136,027
Net loss	(25,500,222)	(885,266)	(2,322,964)	(28,708,452)
24.   FINANCIAL INSTRUMENTS
Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:
	As at December 31, 2022	As at March 31, 2022
	$	$
Financial assets at amortized cost
Cash and cash equivalents	6,718,236	1,998,665
Restricted cash	471,512	776,551
Accounts receivable (excluding sales tax receivable)	572,502	500,569
Lease security deposits	720,664	678,854
Total financial assets	8,482,914	3,954,639
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	2,979,370	4,048,880
Due to related party	249,856	—
Loan payable	—	31,163
Total financial liabilities	3,229,226	4,080,043
Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and due to related party are all short-term in nature and, as such, their carrying values approximate fair values.
25.   DUE TO RELATED PARTY
In connection with the Arrangement, Field Trip H&W and Reunion entered into a Shared Services Agreement. Under the agreement, both parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of Field Trip H&W, including information technology (“IT”) infrastructure, administration and reporting systems, human resources, marketing, IT and

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
financial staff. During the nine months ended December 31, 2022, the Company provided services amounting to $37,690, which is owed from Reunion related to the above Shared Services Agreement recorded within general and administration.
In addition to the Shared Services Agreement, Reunion paid amounts to third parties on behalf of Field Trip H&W or advanced cash to Field Trip H&W. Field Trip H&W owed an amount of $3,583,878 to Reunion, of which $421,240 relates to the cash balances in the professional medical corporations, $2,879,543 relates to external services incurred for the spinout transaction and $283,095 relates to other payments. An amount of $3,300,373 has been repaid through December 31, 2022. These advances are payable on demand and non-interest bearing.
As at December 31, 2022, the amount due to Reunion totaled $249,856 (March 31, 2022 — nil).
26.   SUBSEQUENT EVENTS
Scottsdale sublease
Field Trip H&W entered into an agreement to sublease its premises leased under the Scottsdale primary lease. The lease will commence on the date of the completion of subtenant’s improvements, which is anticipated to be March 15, 2023. The lease will expire after seven years, unless sooner terminated or cancelled in accordance with the terms and conditions of the lease.
Dallas lease termination
On February 16, 2023, Field Trip H&W entered into a lease termination agreement to end its Dallas lease on February 17, 2023 for a termination fee of US$375,000, which was paid by the lessee’s guarantor, Reunion. Field Trip H&W also waived its rights on its security deposit of US$14,306 held by the landlord. The corresponding assets and liability of the lease will be derecognized with the residual gain of US$805,277 being offset against the historical impairment expense.
Warrants
On January 5, 2023, 145,796 shares were no longer reserved for issuance following the expiration of 169,565 compensation warrants issued by FTHL.
Posting on the OTC Market
Subsequent to the period ended December 31, 2022, the Company received the required approval for its share to commence trading on the OTCQB market in the US effective from February 2, 2023 which will increase visibility to US investors.